EXHIBIT 1

PRE-IPO TRANSACTIONS

Prior to the Pre-IPO Transactions, Holdings owned all of ESH REIT’s outstanding common units. Prior to the Pre-IPO Transactions, the Sponsors owned an approximately 99% interest in Holdings and the remaining interests were owned by certain present and former members of the board of managers of Holdings and employees of HVM. Prior to the Pre-IPO Transactions, the Operating Lessees were each taxable REIT subsidiaries that leased the hotel properties from ESH REIT pursuant to operating leases. Prior to the Pre-IPO Transactions, HVM was an eligible independent contractor, within the meaning of Section 856(d)(9) of the Code, that managed the hotel properties pursuant to management agreements with the Operating Lessees. Subsidiaries of ESH Strategies own the trademarks and license their use to the Operating Lessees pursuant to trademark license agreements.

The Company is a newly formed entity, formed for the purpose of effecting the Pre-IPO Transactions, and has engaged in no business or activities other than in connection with the Pre-IPO Transactions.

The Pre-IPO Transactions contemplate that prior to the completion of this offering the existing business will be restructured and reorganized such that Holdings will complete its liquidation and distribute to the Sponsors substantially all of the common stock of ESH REIT; the Company acquired the Operating Lessees, will acquire ESH Strategies and acquired the operations of HVM; the shareholders of ESH REIT transferred to the Company all of the Class A common stock of ESH REIT; and 100% of the common stock of the Company and all of the Class B common stock of ESH REIT were paired, forming the Shares offered pursuant to this prospectus. The Pre-IPO Transactions contemplate the series of transactions described below, which, other than the Company’s acquisition of ESH Strategies and the completion of the liquidation of Holdings, which will occur prior to the completion of this offering, occurred at various times prior to the effective time of this offering as follows:

•   ESH REIT was converted into a Delaware corporation with a single class of common stock

•   Holdings is being liquidated. In the initial liquidating distribution, the Sponsors received approximately 96.5% of the common stock of ESH REIT. After the initial liquidating distribution, the common stock of ESH REIT was recapitalized into two classes of common stock: Class A common stock and Class B common stock. See “Description of Our Capital Stock.” Following the initial liquidating distribution, no person held (actually or constructively by virtue of certain attribution provisions of the Code) more than 9.8% of the outstanding shares of any class or series of stock of ESH REIT.

•   The Sponsors acquired the Company.

•   Newly-formed Delaware limited liability companies wholly-owned by the Company (the “New Operating Lessees”) acquired the Operating Lessees. In connection with the Company’s acquisition of the Operating Lessees, the operating leases were renegotiated to reflect current fair market value terms.

•   A newly-formed Delaware limited liability company wholly-owned by the Company (“New HVM”) acquired all of the assets of HVM and assumed all of the liabilities of HVM. The existing management agreements with the Operating Lessees were terminated and New HVM entered into replacement management agreements with the Operating Lessees that are substantially the same as the existing management agreements.

•   The shareholders of ESH REIT (Holdings and the former holders of interests in Holdings) contributed the Class A common stock of ESH REIT (representing 55% of the outstanding common stock of ESH REIT) to the Company in exchange for common stock of the Company. The Class B common stock of ESH REIT was stapled to the common stock of the Company.

•   The Company will acquire all of the interests in ESH Strategies in exchange for preferred stock of the Company. This acquisition will occur after the effective time of this offering but prior to the consummation of this offering.

•   Holdings will distribute its remaining Shares in liquidation.

Following completion of the Pre-IPO Transactions, the Company, through its direct wholly-owned subsidiaries, will lease the hotel properties from ESH REIT, will own the trademarks related to the business and will self-manage the hotel properties. In addition, the Company owns all of the Class A common stock of ESH REIT, which represents 55% of the outstanding common stock of ESH REIT. The Company will use the majority of the proceeds it receives in this offering, and may use proceeds it receives in any future offerings, to purchase additional shares of Class A common stock of ESH REIT as may be necessary to ensure that the Class A common stock of ESH REIT owned by the Company represents 55% of the outstanding common stock of ESH REIT.

We believe that our business following completion of the Pre-IPO Transactions will be more operationally efficient because all of the assets and operations of our business, other than ownership of the hotel properties, will be housed in one publicly traded entity. Ownership of Shares will give investors an ownership interest in our hotel properties through ESH REIT and in the operation of our business through the Company. We expect that the Pre-IPO Transactions will facilitate growth of our business and permit us to offer equity-based compensation that will permit us to attract and retain top management talent. Finally, the structure permits us to retain some, though not all, of the REIT benefits of our prior structure (e.g., while ESH REIT should continue to be taxed as a REIT for U.S. federal income tax purposes, all dividends paid by ESH REIT to the Company will be subject to the corporate level tax, effectively eliminating a majority of the tax benefit of REIT status for the combined companies taken as a whole).

Except where otherwise expressly indicated or the context otherwise requires, this prospectus reflects the completion of the Pre-IPO Transactions.